April 6, 2020

Michael Boshart
Chief Executive Officer
Zenlabs Holdings Inc.
7745 Arjons Drive
San Diego, CA 92126

       Re: Zenlabs Holdings Inc.
           Offering Statement on Form 1-A
           Filed March 9, 2020
           File No. 024-11174

Dear Mr. Boshart:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on March 9, 2020

Offering Circular Cover Page, page i

1. Please revise to briefly disclose in what sense the shares being offered in each unit are
      "subordinate." For guidance, see Item 501(b)(2) of Regulation S-K.
2. It appears you are seeking to qualify Units in addition to Subordinated Shares and
      Warrants. Please address when the Subordinated Shares and Warrants will be separately transferable on the cover page and in your Description of Securities. In addition, please provide a description of the Units in the Description of Securities and have counsel provide a legal opinion regarding the legality of the Units. For guidance, please refer to
      Item 9 of Part I of Form S-1 and Section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14,
      2011).
 Michael Boshart
FirstName LastNameMichael Boshart
Zenlabs Holdings Inc.
Comapany NameZenlabs Holdings Inc.
April 6, 2020
Page 6,
April 2 2020 Page 2
FirstName LastName
Summary Information
Emerging Growth Company, page 3

3. Please revise your disclosure throughout the offering circular to clarify whether you intend to register your securities under the Exchange Act in connection with this offering.
         If not, please revise your disclosure to clarify that in the event you become a reporting company under the Securities Exchange Act of 1934, you would qualify as an emerging growth company under the Jumpstart Our Business Startups Act.
Use of Proceeds, page 17

4. We note that you currently lease 25,000 square feet of the Oceanside Property and that you have the option to purchase the 10 acres of property for $4,000,000 until December
         31, 2020. You state that the build out on the 25,000 square foot facility will cost approximately $250,000 and be completed in the second quarter of 2020. It is unclear from your disclosure in this section whether the greenhouses to be built on the Oceanside
         Property with your net proceeds will occur on the remaining 9.25 acres of the Oceanside
         Property. If you will be using the net proceeds to exercise the option to purchase the property, please disclose this fact.
Dilution, page 18

5. Please show us how you calculated the net tangible book value and net tangible book value per share as of September 30, 2019 prior to the offering, including how you determined the 20,454,523 subordinate shares before the offering. Description of Business
Proprietary Propagation Methodology, page 23

6. We note your statement in paragraph two, sentence two, that consumers demand
         "consistent quality and safety in their cannabis products." We are uncertain in what sense cannabis can be deemed "safe." Please advise, or revise.
Oceanside Property, page 25

7. Please revise the second paragraph on page 25 to clarify that for each plant produced on the property, Zenleaf must pay Metz Properties LLC an amount of $1.00 from sale proceeds. Please also include a description of the term and termination provisions of the lease and partnership agreement with Metz Properties LLC.
8. Please revise the fifth paragraph on this page to clarify whether you will need to exercise the option to purchase the Oceanside Property for $4,000,000 prior to building greenhouses on the 5710 Lot and 5712 Lot. In this regard, please specify where you stand in the process of receiving approval from the Building Department of the City of
         Oceanside and the estimated timeline for receiving the cultivation license from the
         CDFA.
 Michael Boshart
Zenlabs Holdings Inc.
April 6, 2020
Page 3
Security Ownership of Certain Beneficial Owners and Management, page 47

9. Please revise your disclosure to identify the natural person or persons who have or share voting and investment control of the shares held by Oceanside Strategies Inc.,
       Oceanside Investments SPC-S.P. D1, and Haywood Securities Inc. Please
refer
       to Item 403 of Regulation S-K.
Transactions with Related Persons, Promoters and Certain Control Persons, page
48

10. Please expand your disclosure regarding your verbal agreement with DM Color Express
       Inc. to clarify whether the January 1, 2020 agreement with Metz Properties to pay $1.00 per industrial hemp plant sold supersedes the company's obligation to pay $0.50 to $2.00 per plant sold.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Ameen Hamady at 202-551-3891 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Boshart
                                                             Division of
Corporation Finance
Comapany NameZenlabs Holdings Inc.
                                                             Office of Life
Sciences
April 6, 2020 Page 3
cc:       Gina Austin, Esq.
FirstName LastName